SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 9 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    527016109
                                    ---------
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  March 24, 1999
                                 ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                               Page 1 of 11 pages

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,015,660 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          2,015,660 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,015,660 (See Item 5)

--------------------------------------------------------------------------------

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |X|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        33.4% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        340,600 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          340,600 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        340,600 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.6% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 4 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        361,476 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          361,476 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        361,476 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.0% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 5 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,356,260 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          2,356,260 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,356,260 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        39.0% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 6 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,717,736 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          2,717,736 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,717,736 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        45.0% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 7 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  PF, AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      82,000
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        2,717,736 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          82,000
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
                                      2,717,736 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,799,736 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |X|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        46.3% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN

                               Amendment No. 9 to

                                  Schedule 13D


         This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997, Amendment No. 3 dated September 5, 1997, Amendment No. 4 dated September 10, 1997, Amendment No. 5 dated September 19, 1997, Amendment No. 6 dated September 24, 1997 , Amendment No. 7 dated November 10, 1997 and Amendment No. 8 filed March 10, 1999 filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 9, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. The purpose of this Amendment No. 9 to the Schedule 13D is to reflect the settlement of certain shares of common stock purchased on an "if and when issued" basis, as described in previous Amendments to the Schedule 13D.

         II. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer" are amended and restated in its entirety as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 2,799,736 shares of Common Stock, representing approximately 46.3% of the Common Stock outstanding. Dickstein & Co. owns 2,015,660 of such shares, representing approximately 33.4% of the Common Stock outstanding, Dickstein Focus owns 340,600 of such shares, representing approximately 5.6% of the Common Stock outstanding, Dickstein International owns 361,476 of such shares, representing approximately 6.0% of the Common Stock outstanding, and Mark Dickstein owns 82,000 of such shares, representing approximately 1.4% of the Common Stock outstanding. 1 The Common Stock was issued pursuant to the Issuer's Amended Joint Plan of Reorganization (the "POR") dated December 5, 1996. The POR was consummated on June 4, 1997.


--------
1 Percentages are based upon 6,041,138 shares of Common Stock reported outstanding as of January 2, 1999 in the Company's press release issued March 8, 1999. All share amounts and related data reflect a two-for-one split of the Common Stock distributed on July 1, 1998.

         As described in prior amendments to this Schedule 13D, on August 20, 1997, certain of the Reporting Persons agreed to purchase from a third party (the "Seller")an aggregate of up to 267,990 shares of Common Stock on an "if and when issued" basis at a price of $3.915 per share (including commission) in a negotiated transaction. The purchase of 44,564 shares settled on November 3, 1997 through November 5, 1997. The purchase of the remaining 223,426 shares settled on March 24, 1999. Of these shares, 158,396 were purchased by Dickstein & Co., 28,346 were purchased by Dickstein Internaional and 36,684 were purchased by Dickstein Focus. All of these shares are included in the percentages stated above.

         Additionally, as described in prior amendments this to Schedule 13D, on September 2, 1997, certain of the Reporting Persons agreed to purchase from the Seller an aggregate of up to 60,396 shares of Common Stock "if and when issued" basis at a price of $5.54 per share (including commission) in a negotiated transaction. The purchase of 9,930 shares settled on November 3, 1997. The purchase of the remaining 50,466 shares settled on March 24, 1999. Of these shares 35,426 were purchased by Dickstein & Co., 6,350 were purchased by Dickstein International and 8,690 were purchased by Dickstein Focus. All of these shares are included in the percentages stated above.

         (c) Except for the settlement of the transactions described in Item 5(a) above, none of the persons identified in Item 2 has effected any transactions in the Common stock during the past 60 days.

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 25, 1999


                         DICKSTEIN & CO., L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President


                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper


                              Mark Dickstein


                              /s/ Mark Dickstein
                              ---------------------
                              Name:  Mark Dickstein